Exhibit 99.1

FOR IMMEDIATE RELEASE
---------------------

            SUNBEAM CORPORATION ANNOUNCES CONCLUSION OF COST CUTTING PHASE; REPORTS FULL YEAR AND FOURTH QUARTER 1996 RESULTS

                  Delray Beach, FL - January 29, 1997 - Sunbeam Corporation (NYSE: SOC) announced today that it has essentially concluded the cost cutting phase of the Sunbeam turnaround during the fourth quarter of 1996. Al Dunlap, Sunbeam's Chairman and CEO, stated, "I've been with the Company for six months, and in that time Sunbeam's cost structure and growth strategy have been greatly changed. I've assembled a first rate management team and we have all moved at an incredible pace to ensure that Sunbeam will be a dramatically stronger company in 1997"
                  The Company also announced results for the fourth quarter 1996 which reflect the one time costs necessary to implement the Company's previously announced (November 12, 1996) $225 million cost savings plan. Full year sales of $984.2 million were 3% below prior year sales of $1,016.9 million, and fourth quarter sales of $268.9 million represent a decrease of 5% from $284.1 million reported for the fourth quarter of 1995 (all sales amounts exclude the Company's outdoor furniture product line which has been identified for divestiture). As expected, the Company recorded a per share loss of ($2.75) for the full year, including ($2.66) per share relating to restructuring and special charges, compared to full year earnings per share of $.61 reported in 1995. Losses for the fourth quarter 1996 were

($2.79) per share including restructuring and special charges, compared to breakeven earnings in the fourth quarter of 1995.

                  Approximately 22% of the restructuring and special charges, $75 million, impacts cash through payments of severance and other employee related costs, lease obligation and other plant costs associated with the rationalization of facilities. The remaining restructuring and special charges are non-cash in nature, consisting primarily of asset and inventory write-downs, increases in several reserve categories and losses anticipated to be incurred from divestiture of non-core businesses.

                  As noted above, the Company has virtually completed the cost cutting initiatives related to the November restructuring and regrowth announcement. Excluding businesses currently for sale, all headcount goals (reduce to 6,000), warehouse utilization goals (reduce originally to 24, then lowered further to 18) and facility consolidation goals (reduce to 8) have been essentially met or exceeded. In addition, Sunbeam, in December, completed the consolidation of six domestic headquarters into one, creating a much more efficient and effective structure. With respect to businesses identified to be divested, the Company completed the sale of its decorative bedding line in December and has recently signed an agreement to sell its time and temperature business to investors led by The CIT Group. The remaining businesses currently for sale, outdoor furniture, Counselor(R) and Borg(R) scales and the Biddeford textile factory are expected to be sold during the first quarter of 1997.

                  Mr. Dunlap stated, "Over the past few months, our goal has been to enter 1997 as a tremendously improved Company, positioned for growth with a globally competitive cost structure. We have accomplished that goal in record time and our energies are now entirely focused on executing the growth phase of the plan. In the next three years, our goal is to double the Company's sales from $1 billion to $2 billion and to increase operating margins to 20%. We also have set a goal of tripling our international sales from under $200 million to $600 million over the same time frame. Additionally, our goal is to achieve a 25% return on equity in each of the next three years, and we expect to be net debt free by the end of this year."

     Sunbeam has been moving rapidly to implement the specific growth initiatives defined in its restructuring and regrowth announcement and is on track or ahead of each growth goal outlined. The regrowth plan called for the Company to add 15 international distributors or licensing agreements and to introduce 40 new international products before the end of the first quarter. The Company already has exceeded its new international product goals, introducing 42 new 220 volt products in December, and is on its way to achieving its distributor/licensing goals, having completing six such agreements to date. Additionally, the Company opened four outlet retail stores in the fourth quarter, two more than stated in the regrowth plan for that period.

     Another major aspect of the regrowth plan is the introduction of 30 new domestic products each year. "We unveiled the first of the new products," said Mr. Dunlap, "to our customers at the January Houseware Show in Chicago, such as the Custom Blend coffee maker, home soft serve ice cream machine and clinical quality blood pressure monitors. We also have two additional major retailer shows this year, the Gourmet Show and the Hardware Show, at which we will be introducing new products that will be drivers in Sunbeams future growth."

                  The Company is also well into its brand repositioning strategy, led by a major new advertising campaign and new packaging. The first wave of advertising, $12 million in the fourth quarter, has already increased Sunbeam's brand relevance with consumers by 25%. Sunbeam will continue to advertise throughout 1997 at unprecedented levels and, in fact, the new first quarter television commercials began running two weeks ago. Complementing the new advertising program, new Sunbeam(R) and Oster(R) packaging will begin hitting the shelves this spring. The new packaging designs are clean and powerful and will help build brand loyalty as both brands will be easily identifiable. All Sunbeam(R) branded products will have the same distinctive package design, and all Oster(R) products will have the same distinctive design (separate from Sunbeam(R)).

                  Dunlap concluded, "We have put the old Sunbeam behind us. I expect 1997 to be a year of regrowth for the Company. We will move just as rapidly to implement all the growth aspects of our plan as we did the cost cutting. We have aligned the





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interests of our Board of Directors,  management and all domestic employees with the interests of our shareholders. Our Board is now paid entirely in stock, our management is heavily incentivized with stock options and, last week, we issued stock options to all domestic employees, from factory workers to clerical staff. There is most definitely a new Sunbeam shining"

                  CAUTIONARY STATEMENT -- Statements contained in this release, including statements relating to the Company's expectations regarding anticipated performance in the future, are "forward looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Company's statements in this release regarding its expectations, goals or projected results, due to various factors, including those set forth in the Company's Cautionary Statements in Sunbeam's reports on Form 8-K, filed with the Securities and Exchange Commission on January 29, 1996 and on November 12, 1996.

                  Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

                                 ***************

Contact:          Media:                             Investors:

                  Helen Sanders                      John DeSimone
                  (202) 783-4600                     (561) 243-2100

                      Sunbeam Corporation and Subsidiaries

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            (in millions, except EPS)

                                             Year Ended           Three Months Ended
                                      ------------------------  ----------------------
                                        December     December    December     December
                                        29, 1996     31, 1995    29, 1996     31, 1995
                                        --------     --------    --------     --------
Net sales                             $  984.2      $  1,016.9  $  268.9      $  284.1

Cost of goods sold                       900.6 (a)       809.1     309.3 (a)     238.0
                                      --------       ---------  --------     ----------

  Gross profit (deficit)                  83.6           207.8     (40.4)         46.1
  % of sales                               8.5%           20.4%    (15.0%)        16.2%

Selling, general &
  administrative expense                 216.1 (b)       137.5      96.2 (b)      42.3
Restructuring, impairment
  and other costs                        154.9            --       154.9          --
                                      --------       ---------  --------     ----------

  Operating earnings
    (loss)                              (287.4)          70.3     (291.5)          3.8
  % of sales                             (29.2%)          6.9%    (108.4%)         1.3%

Interest expense                          13.6            9.4        3.7           2.2
Other (income) expense, net                1.6            0.2       (1.8)          1.6
                                      --------       ---------  --------     ----------

  Earnings (loss) from
    continuing operations
    before income taxes                 (302.6)          60.7    (293.4)           0.0

Income taxes (benefit)                  (105.9)          23.1    (102.9)          (1.7)
                                      --------       ---------  --------     ----------

  Earnings (loss) from
    continuing operations               (196.7)          37.6    (190.5)           1.7

Earnings (loss) from
  discontinued operations,
  net of tax                               0.8           12.9     (11.8)          (1.6)

Estimated loss on sale of
  discontinued operations,
  net of tax                             (32.4)          --       (32.4)         --
                                      --------       ---------  --------     ----------

  Net earnings (loss)                 ($ 228.3)     $    50.5  ($ 234.7)      $    0.1
                                      ========       =========  ========     ==========





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Earnings (loss) per
  share from continuing
  operations                          ($2.37)        $    0.45 ($  2.27)      $    0.02
                                      ========       =========  ========     ==========

Earnings (loss) per share             ($2.75)        $    0.61 ($  2.79)      $   0.00
                                      ========       =========  ========     ==========

Average number of common
  shares outstanding                   83.0              82.8     84.1           82.4


(a)  Includes special charges of $92.3
(b)  Includes special charges of $42.5


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                      Sunbeam Corporation and Subsidiaries

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (in millions)

                                                         Year Ended
                                                 December 29,    December 31,
                                                     1996            1995
                                                 ------------    --------

OPERATING ACTIVITIES
    Net earnings (loss)                             ($ 228.3)    $   50.5
    Depreciation and amortization                       46.5         39.1
    Deferred income taxes                              (77.1)        20.8
    Estimated loss on sale of
      discontinued operations                           32.4         --
    Restructuring, impairment and other costs          154.9         --
    Other non-cash special charges                     128.8         --
    Decrease from changes in working
      capital and other                                (43.0)       (28.9)
                                                     -------       -------
                                                        14.2         81.5
INVESTING ACTIVITIES
    Capital expenditures                               (75.3)      (140.1)
    Change in investments restricted                    --           45.8
      for plant contruction
    Purchase of product lines                           --          (13.0)
    Other                                               (1.0)        --
                                                     -------       -------
                                                       (76.3)      (107.3)

FINANCING ACTIVITIES
    Net borrowings under revolving
      credit facility                                   30.0         40.0
    Issuance of long-term debt                          11.5         --
    Purchase of shares for treasury                     --          (13.1)
    Sale of treasury stock                               4.6         --
    Payment of debt obligations                         (1.8)        (0.6)
    Proceeds from exercise of
      warrants and options                               4.7          9.8
    Other                                               (3.7)        (8.3)
                                                     -------       -------
                                                        45.3         27.8
                                                     -------       -------
Net increase (decrease) in cash
    and cash equivalents                               (16.8)         2.0

Cash and cash equivalents,
    beginning of period                                 28.3         26.3
                                                     -------       -------
Cash and cash equivalents,
    end of period                                   $   11.5     $   28.3
                                                   =========     =========

                      Sunbeam Corporation and Subsidiaries

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (in millions)


                                                     December 29,   December 31,
                                                        1996             1995
                                                      -----------  ------------

ASSETS
    Current assets:
      Cash and cash equivalents                       $     11.5   $     28.3
      Receivables, net                                     213.4        216.2
      Inventories                                          162.3        209.1
      Net assets of discontinued operations
        and other assets held for sale                     102.8        101.6
      Deferred income taxes                                 93.7         26.3
      Prepaid and other                                     40.4         19.6
                                                      -----------  ------------
              Total current assets                         624.1        601.1

  Property, plant and equipment, net                       220.1        287.1
  Trademarks and trade names, net                          200.3        214.0
  Non-operating and other assets                            28.2         56.5
                                                      -----------  ------------

                                                      $  1,072.7   $  1,158.7
                                                      ==========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
      Short-term and current portion of
        long-term debt                                $      0.9   $      1.2
    Accounts payable                                       107.3         94.2
    Restructuring accrual                                   63.8         13.8
    Other current liabilities                               99.5         80.2
                                                      -----------  ------------
            Total current liabilities                      271.5        189.4


  Long-term debt                                           201.1        161.1
  Deferred income taxes                                     52.3         76.9
  Non-operating and other long-term liabilities            152.5        130.3


  Shareholders' equity                                     395.3        601.0
                                                      -----------  ------------

                                                      $  1,072.7   $  1,158.7
                                                      ===========  ============